Exhibit 12.1

MOHEGAN TRIBAL GAMING AUTHORITY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,								For the Nine Months Ended June 30,
	2002		2001		2000	1999		1998	2003		2002
Income (loss) from continuing operations	$100,032		$214,532		$146,608	$(38,108)		$87,816	$65,100		$49,495
Amortization of capitalized interest	2,730		757		757	757		757	3,044		1,715
Fixed charges	127,670		93,477		74,926	81,417		52,020	92,630		92,892
Capitalized interest	(12,353)		(40,715)		(9,880)	(534)		—	—		(12,353)

Earnings	$218,079		$268,051		$212,411	$43,532		$140,593	$160,774		$131,749

Interest expense on debt	$71,579	(A)	$11,755	(A)	$37,799	$55,595		$50,172	$61,959	(A)	$48,458	(A)
Capitalized interest	12,353		40,715		9,880	534		—	—		12,353
Accretion of discount to the relinquishment liability	36,333		35,833		23,053	22,014		—	25,194		27,250
Amortization of debt issuance costs	6,602		4,536		3,225	2,313		883	4,847		4,213
Interest portion of rental expense (B)	803		638		969	961		965	630		618

Total fixed charges	$127,670		$93,477		$74,926	$81,417		$52,020	$92,630		$92,892

Ratio of earnings to fixed charges	1.71		2.87		2.83	—	(C)	2.70	1.74		1.42

(A)	Interest expense on debt excludes as a fixed charge the effects of changes in fair value of derivative instruments of ($1.5) million and $4.1 million for the fiscal years ended September 30, 2002 and 2001, and ($3.0) million and ($1.0) million for the nine months ended June 30, 2003 and 2002, respectively.
(B)	A factor of 10% was used to calculate the interest portion of rental expense, which we believe to be a reasonable approximation.
(C)	For the fiscal year ended September 30, 1999, earnings were inadequate to cover fixed charges. The deficiency of earnings available to cover fixed charges was $37.9 million.